U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company act of 1940.
1. Name and Address of Reporting Person* Burkett Robert	2. Date of Event Requiring Statement (Month/Day/ Year) 10/15/2001	4. Issuer Name and Ticker or Trading Cytomedix, Inc. CYDX
(Last) (First) 19 Rock Hill Lane
(Street Address) Scarsdale, New York 10583	IRS Social Security Number of Reporting Person (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director Officer 10% Owner Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	121,918	D	-
Preferred Class B	9,790	D	-
-	-	-	-
-	-	-	-

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Deriva-tive Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver-sion or Exercise Price of Deriva-tive Security	5. Owner-ship Form of Deriva-tive Securi-ties: (D) or (I)	6. Nature of Indirect Benefi- cial Owner- ship (Instr.5)
	Date Exer- cisable	Expira-tion Date	Title	Amount or Number of Shares
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

Signature:

/s/Robert Burkett

------------------------

Robert Burkett

Date:

October 24, 2001

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).